C21 Announces Divestment of Non-Core Assets in Oregon

Additional C$4.7 million in warrants exercised

VANCOUVER, January 07, 2021 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a leading vertically integrated cannabis company, today announces the divestment of select non-core assets in Oregon and provides an update on convertible debenture conversion, including C$4.7 million in funds to the Company on warrants exercised. (All currency is in U.S. dollars unless otherwise noted.)

C21 has signed a definitive agreement for the sale of select non-core assets in Oregon, currently under third-party management agreements as outlined in the press release dated August 4, 2020, for $1.3 million. These assets include the Company's Portland processing equipment, the Dab Society brand, a retail and wholesale license, including the assumption of respective leases. The Company has received a $300,000 cash down payment with an additional $200,000 to be paid over a two-month term.  The Company will receive escrow installments of $100,000 per month with the balance outstanding payable upon transfer of the licenses.

The Company is working to finalize the sale of its Tier II indoor cultivation license and real property in Clackamas County, Oregon, also currently under third-party management.

The remaining assets have been consolidated to the Company's Central and Southern Oregon operations, which includes the two-Tier II outdoor farms, a Tier I indoor cultivation facility, a processing facility, and a wholesale distribution facility. The Company retains its Phantom Farms, Hood Oil, Pure Green, and Eco Firma Farms brands.

Convertible Debenture Conversion Update:

The Company is also providing an update on the Convertible Debentures due December 31, 2020 and January 30, 2021 (the "Debentures"), including warrants that were available to be exercised into additional convertible debentures. (the "Warrants").

Between October 31 and December 31, 2020, Warrants have been exercised providing funds totaling C$4,711,000 to the Company. An additional C$2,217,500 of warrants remain outstanding at the end of this period.

As of December 31, 2020, total debentures outstanding is C$4,090,000 and the Company's total issued and outstanding shares is 109,723,009.

Media Contact: Mattio Communications c21@mattio.com	Investor Contact: Michael Kidd Chief Financial Officer and Director Michael.Kidd@cxxi.ca +1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.:

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the Company's positioning in the United States cannabis industry, the closing and completion of the Company's non-core asset sales in Oregon, the ability of the Company to monetize and utilize its Oregon outdoor harvest, the performance of the Company's brands, including Phantom Farms and Hood Oil, the continued demand for the Company's cannabis products, and the nature and extent of the impact of the COVID-19 pandemic.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the consequences of not restructuring its secured debt, the ability to service its debt, if restructured, risks and uncertainties arising from the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.